EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

The companies listed below are all of the subsidiaries of ACR Group, Inc. as of February 28, 2007. All of the companies are wholly-owned.

Name of Subsidiary	State of Incorporation

ACR Supply, LLC	Nevada
ACR Supply, LP	Texas
CAC Distributors, Inc.	Texas
Contractors Heating and Supply, LP	Texas
ETI Texas, Inc.	Tennessee
Florida Cooling Supply, Inc.	Nevada
Heating and Cooling Supply, LLC	Nevada
Lifetime Filter, Inc.	Texas
Total Supply, Inc.	Nevada
Valley Supply, Inc.	Texas
West Coast HVAC Supply, Inc.	Nevada
Westbrook GP, LLC	Texas